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For further information contact:
Randgold Resources Limited
(CEO)                    (CFO)
Mark Bristow             Roger Williams
+44 779 775 2288         +44 779 771 9660



RESOLUTE OPTION TO ACQUIRE SYAMA GOLD MINE FROM RANDGOLD RESOURCES


London, 16 April 2003 - Randgold Resources Limited ("Randgold Resources") has entered into an option agreement with Resolute Mining Limited ("Resolute"), the Australian mining company, to dispose of its 80 per cent interest in Societe des Mines de Syama SA ("Somisy"), the owner of the Syama gold mine in Mali ("Syama") (the "Agreement").

Under the terms of the Agreement, Resolute has been given a 12 month period in which to conduct a full due diligence of Syama. Resolute will pay Randgold Resources a US$75,000 monthly option fee and can terminate the agreement on one month's notice. If Resolute exercises the option within the 12 month period it will pay Randgold Resources US$6 million in cash and take on up to US$7 million in Somisy liabilities. This figure excludes rehabilitation expenses currently estimated at US$2.6 million as provided in the books of Somisy. In the event of the option being exercised, Resolute will acquire Randgold Resources 80 per cent interest in Somisy which includes responsibility for the rehabilitation liabilities. As at 31 December 2002, Somisy had total external liabilities of US$8.4 million. In addition, a royalty will be payable by Resolute to Randgold Resources on gold produced from Syama of US$10 per ounce for the first million ounces produced, and US$5 per ounce for further production up to four million ounces, subject to the average quarterly gold price being above US$350 per ounce.

The Syama gold mine is located approximately 280 kilometres south east of Bamako, the capital of Mali. The mine was initially brought into production in 1990 and has produced over 1.5 million ounces of gold. Following a sustained drop in the gold price, operations were suspended in early 2001 and the mine was placed on care and maintenance. Randgold Resources has written off Somisy with the exception of fixed assets valued at US$3 million and consumable stores valued at US$3 million. Should the option be exercised by Resolute, the disposal will have no material effect on the ongoing business of Randgold Resources, and the consideration will be used for general corporate purposes, including developing Randgold Resources' current portfolio of projects.

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Issued on behalf of Randgold Resources Limited by du Plessis Associates.
dPA contact Kathy du Plessis on Tel: +27(11) 728 4701, mobile: (0)83 266 5847 or e-mail randgoldresources@dpapr.com website: www.randgoldresources.com

DISCLAIMER:
Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release.

*****

Kind regards
Kathy du Plessis
Randgold Resources Investor and Media Relations
Tel: +27-11-728-4701
Fax: +27-11-728-2547
Mobile: +27 (0) 83 266 5847
E-mail: randgoldresources@dpapr.com
Postal address: PO Box 87386, Houghton, 2041, South Africa